Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated (dollars in thousands):

	Year ended December 31,
	2015	2014	2013	2012	2011
Fixed Charges:
Interest expense	$43,446	$45,806	$39,152	$26,060	$32,724
Capitalized interest	3,098	1,710	2,694	2,663	2,175
Amortization of public offering costs	2,257	1,740	2,143	1,146	2,050
Portion of rent expense representative of interest	3,998	3,303	4,864	3,986	4,028
Total fixed charges	$52,799	$52,559	$48,853	$33,855	$40,977

Earnings available for fixed charges:
Net income (loss) from continuing operations before income taxes	$(393,446)	$(1,615,128)	$(808,679)	$119,484	$208,245
Fixed charges above	52,799	52,559	48,853	33,855	40,977
Less interest capitalized	(3,098)	(1,710)	(2,694)	(2,663)	(2,175)
Current period amortization of capitalized interest	3,492	4,895	6,899	5,725	6,427
Total earnings available for fixed charges	(340,253)	(1,559,384)	(755,621)	156,401	253,474

Earnings sufficient (insufficient) to cover fixed charges	$(393,052)	$(1,611,943)	$(804,474)	$122,546	$212,497

Ratio of earnings to fixed charges	N/A	N/A	N/A	4.62x	6.18x

N/A - represents coverage ratio of less than 1.